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                              August 20, 2021

       Gerard Stascausky
       Managing Director
       Iron Bridge Mortgage Fund, LLC
       9755 SW Barnes Road, Suite 420
       Portland, Oregon 97225

                                                        Re: Iron Bridge
Mortgage Fund, LLC
                                                            Amended Offering
Statement on Form 1-A
                                                            Filed July 26, 2021
                                                            File No. 024-11462

       Dear Mr. Stascausky:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Amended Form 1-A filed July 26, 2021

       General

   1. Please update the disclosure throughout the offering circular. For instance, the second risk factor on page 9 and
the disclosure on page 54 continues to refer to the prior interest rate, and much of the
information throughout the offering circular is as of December 31, 2020.
 Gerard Stascausky
FirstName
Iron BridgeLastNameGerard  Stascausky
            Mortgage Fund, LLC
Comapany
August  20, NameIron
            2021     Bridge Mortgage Fund, LLC
August
Page 2 20, 2021 Page 2
FirstName LastName
       You may contact Howard Efron at 202-551-3439 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:      Gregory E. Struxness